UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

REDDY ICE HOLDINGS, INC.

(Name of Issuer)

Common Shares, $0.01 Par Value

(Title of Class of Securities)

75734R105

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75734R105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shamrock Activist Value Fund, L.P. – 35-2239069
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,264,465 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,264,465 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,264,465 Common Shares *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.80%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 75734R105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shamrock Activist Value Fund II, L.P. – 55-0908199
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 229,875 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 229,875 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,875 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.05%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 75734R105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shamrock Activist Value Fund III, L.P. – 11-3768779
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 37,202 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 37,202 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,202 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.17%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 75734R105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shamrock Activist Value Fund GP, L.L.C. – 37-1497874
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,531,542 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,531,542 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,531,542 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.02%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 75734R105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shamrock Partners Activist Value Fund, L.L.C. – 87-0733755
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,531,542 Common Shares*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,531,542 Common Shares*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,531,542 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.02%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

INTRODUCTION

This statement amends the Schedule 13D dated May 16, 2007 as amended by Amendment No. 1 dated July 16, 2007, Amendment No. 2 dated July 19, 2007, Amendment No. 3 dated July 23, 2007, Amendment No. 4 dated July 31, 2007, and Amendment No. 5 dated August 8, 2007 (as amended, the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and collectively with SAVF, SAVF II, SAVF III and the General Partner, the “Reporting Persons”), with respect to Common Shares, $0.01 par value per share (“Common Shares”), of Reddy Ice Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 6 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Amended Schedule 13D.

1. ITEM 3 OF THE AMENDED 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds used by SAVF to purchase the 108,919 Common Shares acquired by it after July 23, 2007 (the date this Schedule 13D was last amended) was $3,053,957 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF.

The total amount of funds used by SAVF II to purchase the 21,015 Common Shares acquired by it after July 23, 2007 (the date this Schedule 13D was last amended) was $589,235 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF II.

The total amount of funds used by SAVF III to purchase the 66 Common Shares acquired by it after July 23, 2007 (the date this Schedule 13D was last amended) was $1,851 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF III.

2. ITEM 4 OF THE AMENDED 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

On July 2, 2007, Reddy Ice Holdings, Inc. entered into a merger agreement pursuant to which affiliates of GSO Capital Partners would acquire the Company for $31.25 per share.

Shamrock Activist Value Fund believes that Reddy Ice Holdings is worth substantially more than the $31.25 per share offered. Accordingly, Shamrock Activist Value Fund has voted all shares beneficially owned by it on the record date against the proposed merger. In addition, in accordance with the Delaware General Corporation Law, Shamrock Activist Value Fund has elected to demand appraisal of 1,491,576 shares owned by it. Set forth below is a letter sent by SAVF to Reddy Ice Holdings, in connection with that appraisal demand.

Dear Mr. Janusek,

Shamrock Activist Value Fund, L.P. (“SAVF”) is the record owner of 1,000 shares of common stock, par value $ 0.01 per share (the “Shares”), of Reddy Ice Holdings, Inc. (the “Company”), and the beneficial owner of 1,264,465 Shares held of record by Cede & Co. Shamrock Activist Value Fund II, L.P., an affiliate of SAVF (“SAVF II”), is the beneficial owner of 229,875 Shares, held of record by Cede & Co. Shamrock Activist Value Fund III, L.P., an affiliate of SAVF (“SAVF III”), is the beneficial owner of 37,202 Shares, also held of record by Cede & Co. The mailing address of SAVF, SAVF II, and SAVF III is 4444 Lakeside Drive, 2nd Floor, Burbank, California 89511.

Pursuant to a notice from the Company dated September 12, 2007, the Company has called a Special Meeting of Stockholders to be held on October 12, 2007 (the “Special Meeting”) at which stockholders are being asked to vote upon a proposal to approve an Agreement and Plan of Merger dated as of July 2, 2007, by and among the Company, Frozen, LLC, Hockey Parent Inc., and Hockey Mergersub, Inc. (the “Merger Agreement”). Pursuant to the Merger Agreement, Hockey Mergersub, Inc. will be merged with and into the Company, and the Company’s stockholders will receive $31.25 per share.

We believe that the $31.25 to be paid to stockholders does not reflect the fair value of the Shares. Accordingly, SAVF, SAVF II, and SAVF III will be voting all 1,476,542 Shares beneficially owned by them as of the record date AGAINST the proposed merger at the Special Meeting. By this letter to you, as Corporate Secretary of the Company, SAVF hereby exercises its appraisal rights with respect to the 1,000 Shares it holds of record.

SAVF hereby demands the appraisal of the Shares it owns of record pursuant to Section 262 of the Delaware General Corporation Law. The undersigned, Michael J. McConnell, is vice president of Shamrock Activist Value Fund, L.L.C., which is the managing member of Shamrock Activist Value Fund GP, L.L.C., which in turn is the general partner of SAVF, and thereby has the authority to make this demand on behalf of SAVF. Please also be advised that you will also receive, under separate cover, demand letters from Cede & Co. for appraisal of the Shares held of record by Cede & Co. but beneficially owned by SAVF, SAVF II, and SAVF III.

If you have any questions or require anything further, please do not hesitate to contact me.

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

3. ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 5.	Interests in Securities of the Issuer.

(a), (b) SAVF, SAVF II and SAVF III are controlled by the General Partner. As a result, each of SAVF, SAVF II and SAVF III may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the shares beneficially owned for such purposes by the other.

SAVF is the owner of 1,264,465 Common Shares, which represents approximately 5.80% of the issued and outstanding Common Shares. SAVF II is the owner of 229,875 Common Shares, which represents approximately 1.05% of the issued and outstanding Common Shares. SAVF III is the owner of 37,202 Common Shares, which represents approximately 0.17% of the issued and outstanding Common Shares.

As the general partner of Shamrock Activist Value Fund, the General Partner may be deemed to beneficially own the 1,531,542 Common Shares owned by Shamrock Activist Value Fund, constituting approximately 7.02% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 1,531,542 Common Shares owned by Shamrock Activist Value Fund, constituting approximately 7.02% of the issued and outstanding Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 1,531,542 Common Shares owned by Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Common Shares. Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 1,531,542 Common Shares owned by Shamrock Activist Value Fund, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2.

The percentage of ownership figures set forth in this response to Items 5(a) and 5(b) assumes 21,809,395 Common Shares were outstanding as of October 11, 2007, based on the information contained in the Company’s Form 10-Q filed with the U.S. Securities and Exchange Commission on July 26, 2007.

(c) During the last 60 days, SAVF, SAVF II, and SAVF III acquired Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 10 and incorporated herein by reference. All such transactions were effected in the open market in the New York Stock Exchange.

Except as set forth above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in response to Item 2, beneficially owns any Common Shares or has effected any transactions in Common Shares after July 23, 2007 (the date this Schedule 13D was last amended).

(d) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2007

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

Exhibit Index

Document
Exhibit 9	—	Joint Filing Agreement, dated May 16, 2007, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

Exhibit 10	—	Schedule of Transactions